UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

NanoString Technologies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

63009R109

(CUSIP Number)

Robert Liptak

Clarus Ventures, LLC

101 Main Street, Suite 1210

Cambridge, MA 02142

(617) 949-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63009R109	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Clarus Lifesciences II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 shares
		8	SHARED VOTING POWER 2,036,025 shares
		9	SOLE DISPOSITIVE POWER 0 shares
		10	SHARED DISPOSITIVE POWER 2,036,025 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,036,025 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 63009R109	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Clarus Ventures II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 shares
		8	SHARED VOTING POWER 2,036,025 shares
		9	SOLE DISPOSITIVE POWER 0 shares
		10	SHARED DISPOSITIVE POWER 2,036,025 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,036,025 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 63009R109	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Blackstone Clarus II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 shares
		8	SHARED VOTING POWER 2,036,025 shares
		9	SOLE DISPOSITIVE POWER 0 shares
		10	SHARED DISPOSITIVE POWER 2,036,025 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,036,025 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 63009R109	13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 shares
		8	SHARED VOTING POWER 2,036,025 shares
		9	SOLE DISPOSITIVE POWER 0 shares
		10	SHARED DISPOSITIVE POWER 2,036,025 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,036,025 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 63009R109	13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 shares
		8	SHARED VOTING POWER 2,036,025 shares
		9	SOLE DISPOSITIVE POWER 0 shares
		10	SHARED DISPOSITIVE POWER 2,036,025 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,036,025 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 63009R109	13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 shares
		8	SHARED VOTING POWER 2,036,025 shares
		9	SOLE DISPOSITIVE POWER 0 shares
		10	SHARED DISPOSITIVE POWER 2,036,025 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,036,025 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 63009R109	13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 shares
		8	SHARED VOTING POWER 2,036,025 shares
		9	SOLE DISPOSITIVE POWER 0 shares
		10	SHARED DISPOSITIVE POWER 2,036,025 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,036,025 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 63009R109	13D	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 shares
		8	SHARED VOTING POWER 2,036,025 shares
		9	SOLE DISPOSITIVE POWER 0 shares
		10	SHARED DISPOSITIVE POWER 2,036,025 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,036,025 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 63009R109	13D	Page 10 of 16 Pages

Item 1.  Security and Issuer.

This Amendment No. 7 (the “Amendment No. 7”) to Schedule 13D supplements and amends the initial statement on Schedule 13D originally filed by Clarus Lifesciences II, L.P. and certain other reporting persons on July 11, 2013 (as so amended, the “Schedule 13D”), as amended by Amendment No. 1 thereto filed on February 13, 2014 (“Amendment No. 1”), as amended by Amendment No. 2 thereto filed on February 16, 2016 (“Amendment No. 2”), as amended by Amendment No. 3 thereto filed on February 13, 2017 (“Amendment No. 3”), as amended by Amendment No. 4 thereto filed on June 7, 2017 (“Amendment No. 4”), as amended by Amendment No. 5 thereto filed July 25, 2018 (“Amendment No. 5”), and as amended by Amendment No. 6 thereto filed on January 11, 2019 (“Amendment No. 6) relating to the shares of common stock, $0.0001 par value per share (the “Shares”), of NanoString Technologies, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices located at 530 Fairview Avenue N, Suite 2000, Seattle, WA 98109.

Certain terms used but not defined in this Amendment No. 7 have the meanings assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D (including the amendments thereto).

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This statement is being filed by:

(a)  Clarus Lifesciences II, L.P. (the “Fund”);

(b)  Clarus Ventures II GP, L.P. (“Clarus GP”), which is the sole general partner of the Fund; and

(c)  Blackstone Clarus II L.L.C., which is the sole general partner of Clarus GP, Blackstone Holdings II L.P., which is the sole member of Blackstone Clarus II L.L.C., Blackstone Holdings I/II GP Inc., which is the sole general partner of Blackstone Holdings II L.P., The Blackstone Group L.P., which is the controlling shareholder of Blackstone Holdings I/II GP Inc., and Blackstone Group Management L.L.C. (collectively, with Blackstone Clarus II L.L.C., Blackstone Holdings II L.P., Blackstone Holdings I/II GP Inc. and The Blackstone Group L.P., the “Control Entities”), which is the sole general partner of The Blackstone Group L.P. and which is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

The address of the principal business office of the Fund and Clarus GP is Clarus Ventures, 101 Main Street, Suite 1210, Cambridge, MA 02142. The address of the principal business office of each of the Control Entities and Mr. Schwarzman is c/o The Blackstone Group L.P., 345 Park Avenue, New York, NY 10154.

The principal business of the Fund is to invest in and assist early-stage and/or growth-oriented businesses in healthcare and life sciences. The principal business of Clarus GP is to act as the sole general partner of the Fund.

The principal business of Blackstone Clarus II L.L.C. is performing the functions of, and serving as, the general partner of Clarus GP. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in Blackstone Clarus II L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP, Inc., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P. The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

CUSIP No. 63009R109	13D	Page 11 of 16 Pages

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Fund, Clarus GP, Blackstone Holdings II L.P. and The Blackstone Group L.P. are limited partnerships organized under the laws of the State of Delaware. Blackstone Clarus II L.L.C. and Blackstone Group Management L.L.C. are limited liability companies organized under the laws of the State of Delaware. Blackstone Holdings I/II GP Inc. is a corporation organized under the laws of the State of Delaware. Mr. Schwarzman is a United States citizen.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by the following:

The information set forth in Item 6 of the Schedule 13D is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	The Fund is the record owner of 2,036,025 Shares (the “Clarus Shares”).

Clarus GP is the sole general partner of the Fund. Blackstone Clarus II L.L.C. is the sole general partner of Clarus GP. The sole member of Blackstone Clarus II L.L.C. is Blackstone Holdings II L.P. The sole general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc. The controlling shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P. The sole general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the Shares beneficially owned by the Fund, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Fund) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and each of the Reporting Persons expressly disclaims beneficial ownership of such Shares.

The percentage of outstanding Shares which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet and was calculated based on the 33,413,397 Shares reported as outstanding immediately following the offering described in the prospectus supplement on Form 424B5 filed by the Issuer with the Securities Exchange Commission on March 20, 2019.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in this Amendment No. 7, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

CUSIP No. 63009R109	13D	Page 12 of 16 Pages

(d)

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by the following:

Underwriting Agreement

On March 19, 2019, the Issuer and the Fund entered into an underwriting agreement (the “Underwriting Agreement”) with the underwriters named therein (the “Underwriters”). Pursuant to the Underwriting Agreement, the Fund agreed to sell 2,000,000 Shares. The shares were sold at the $23.00 public offering price per share, less the underwriting discount of $1.38 per share. The sale of the Shares pursuant to the Underwriting Agreement closed on March 22, 2019.

Lock-Up Agreement

In connection with the offering described herein, the Issuer, the Issuer’s executive officers and directors and the Fund have agreed with the Underwriters, subject to specified exceptions, not to offer, pledge or sell or otherwise transfer any of the Shares or securities convertible into or exchangeable for Shares, for a period of 75 days after March 19, 2019 except with the prior written consent of J.P. Morgan Securities LLC.

References to and descriptions of the Underwriting Agreement and lock-up agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which has been filed as exhibits hereto and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 99.1	–	Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2	–	Underwriting Agreement, dated March 19, 2019, among the Issuer, Fund and Underwriters (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed March 20, 2019, and incorporated herein by reference).

Exhibit 99.3	–	Form of Lock-up Agreement (filed as Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed March 20, 2019, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2019

CLARUS LIFESCIENCES II, L.P.
By: Clarus Ventures II GP, L.P., its general partner
By: Blackstone Clarus II L.L.C., its general partner
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

CLARUS VENTURES II GP, L.P.
By: Blackstone Clarus II L.L.C., its general partner
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE CLARUS II L.L.C.
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[NanoString Technologies, Inc.—Schedule 13D/A]

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[NanoString Technologies, Inc.—Schedule 13D/A]